UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                              File No. 70-10088

                                REPORT PERIOD
                       April 1, 2003 to June 30, 2003

                              In the matter of:
                    AMERICAN ELECTRIC POWER COMPANY, INC.


This Certificate of Notification is filed by American Electric Power Company,
Inc., a New York corporation ("AEP"), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 18,
2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This is the initial Certificate of Notification in this file and reports transactions for the quarter ended June 30, 2003.

AEP hereby certifies for itself and its subsidiaries the following:


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                                       AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                                             QUARTERLY REPORT PER REQUIREMENTS
                                         OF HOLDING COMPANY ACT RELEASE NO. 27623
                                                     FILE NO. 70-10088
                                            FOR THE QUARTER ENDED JUNE 30, 2003

                                                         Contents


  Item   Description                                                                                       Page
  ----   -----------                                                                                       ----


  1       The amount and terms of any long-term debt issued by AEP Texas Central Company (formerly known as   1
          Central Power and Light Company), AEP Texas North Company (formerly known as West Texas Utilities
          Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

  2       For all guarantees issued during the quarter, a listing of the names of the guarantors, the names   2
          of the beneficiaries of the guarantees, and the amount of the guarantees.

  3       The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the    3
          Utility Subsidiaries during the quarter.

  4       The notional amount and principal terms of any hedge instruments or anticipatory hedges entered     4
          into during the quarter and the identity of the other parties to the transaction.

  5       The name, parent company and the amount invested in any financing entity during the quarter.        5

  6       Capitalization chart for AEP and each of the Utility Subsidiaries as of June 30, 2003.              6

  7       For all participants in the Utility Money Pool and all participants in the Nonutility Money         7-9
          Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

  8       Listing of Form U-6B-2 statements filed with the Commission, including the name of the filing       10
          entity and the date of the filing.

  9       The date, amount and payee of dividends out of capital or unearned surplus paid by all Nonutility   11
          Subsidiaries during the quarter.

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    Item 1
    ------

    The amount and terms of any long-term debt issued by AEP Texas Central
    Company (formerly Central Power and Light Company), AEP Texas North Company
    (formerly West Texas Utilities Company), Southwestern Electric Power
    Company, or Wheeling Power Company issued under the authority granted in this order.

     AEP Texas Central Company
       o        Borrowing Limit - $1,400 million
       o        Long-term Debt Issued - None

     AEP Texas North Company
       o        Borrowing Limit - $500 million
       o        Long-term Debt Issued - None

     Southwestern Electric Power Company
       o        Borrowing Limit - $350 million
       o        Long-term Debt Issued -
       o        $100 million at 5.375% in Senior Unsecured Notes, due 2015
       o        $44 million at 4.47% in Secured Notes, due 2011

     Wheeling Power Company
       o        Borrowing Limit - $40 million
       o        Long-term Debt Issued - None

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                                                                    Page 2



     Item 2

     For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

   Guarantor       Beneficiary       Amount of Guarantee    Type of Guarantee
  ----------------------------------------------------------------------------
      AEP       CBI Leasing, Inc.       $174,843                  Payment

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Item 3                                                                                                          Page 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc.
or any of the Utility Subsidiaries during the quarter.

                               Short Term Borrowings for the Quarter Ended June 30, 2003
                                                     (in thousands)

Borrower: American Electric Power Company, Inc.

                                            Outside Borrowings     Repayments During       Amount Outstanding        Average
Source                                        During Period             Period              at End of Period      Interest Rate
                                           ---------------------  -------------------    --------------------  -----------------


Commercial Paper                                     $1,995,929          $1,673,772                $546,774          2.1675%

Bank Credit Facility                                      -                   -                       -                -   %
                                           ---------------------  -------------------    --------------------  -----------------
Total External Short Term Borrowings                 $1,995,929          $1,673,772                $546,774          2.1675%
                                           =====================  ===================    ====================  =================

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                                                                      Page 4


     Item 4

     The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

        None

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                                                                     Page 5


     Item 5

     The name, parent company and the amount invested in any financial entity during the quarter.

        None

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                                                                                                         Page 6

     Item 6

     Capitalization chart for AEP and each of the Utility Subsidiaries as of June 30, 2003.
                                                  CAPITALIZATION STRUCTURE
                                                       (as of 6/30/03)


    Company         Common Equity        Preferred Stock        Long-Term Debt*     Short-Term Debt    Total Capitalization
($ in thousands)   Amount        %       Amount        %        Amount        %      Amount     %        Amount         %
------------------------------------------------------------------------------------------------------------------------------
   American
Electric Power
 Company, Inc.     $8,413,000   37.7%   $1,053,000   4.7%    $12,275,000    55.0%   $567,000    2.6%   $22,308,000  100.0%

     AEP
  Generating
   Company             43,818   38.0%         -      0.0%         44,806    38.9%     26,684   23.1%       115,308  100.0%

  Appalachian
 Power Company      1,269,298   38.7%       28,650   0.9%      1,977,935    60.4%       -       0.0%     3,275,883  100.0%

   AEP Texas
Central Company     1,168,011   33.5%        5,942   0.2%      2,308,615    66.3%       -       0.0%     3,482,568  100.0%

AEP Texas North
    Company           203,164   36.1%        2,367   0.4%        357,522    63.5%       -       0.0%       563,053  100.0%

    Columbus
 Southern Power
    Company           854,822   48.9%         -      0.0%        777,736    44.5%    115,014    6.6%     1,747,572  100.0%

    Indiana
 Michigan Power
    Company         1,021,508   40.3%       71,546   2.8%      1,367,586    54.0%     71,966    2.9%     2,532,606  100.0%

 Kentucky Power
    Company           300,528   35.7%         -      0.0%        487,555    57.9%     54,262    6.4%       842,345  100.0%

Kingsport Power
    Company            23,915   50.0%         -      0.0%         20,000    41.8%      3,926    8.2%        47,841  100.0%

  Ohio Power
    Company         1,401,925   46.3%       24,996   0.8%      1,235,654    40.9%    362,860   12.0%     3,025,435  100.0%

 Public Service
   Company of
    Oklahoma          458,774   41.0%        5,267   0.5%        585,576    52.4%     68,555    6.1%     1,118,172  100.0%

  Southwestern
 Electric Power
    Company           663,852   42.5%        4,700   0.3%        891,842    57.2%       -       0.0%     1,560,394  100.0%

 Wheeling Power
    Company            30,655   60.5%         -      0.0%         20,000    39.5%       -       0.0%        50,655  100.0%



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Preferred stock includes $533 million minority interest and $376 million equity unit senior notes

* LT Debt includes Trust Preferred Stock and Securitization Bond






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Item 7                                                                                                Page 7

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to borrowings and loans.

                  Nonutility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                    for the Quarter Ended June 30, 2003
                                               (in thousands)

                                                         Maximum Borrowings              Maximum Loans
                                                     from Nonutility Money Pool    to Nonutility Money Pool
                                                      -------------------------    --------------------------
AEP Acquisition, LLC                                          $    -                       $      1
AEP C&I Company, LLC                                            (14,817)                       -
AEP Coal Company                                                (87,874)                       -
AEP Communications, Inc.                                           -                          1,480
AEP Communications, LLC                                         (68,784)                       -
AEP Delaware Investment Company                                      (1)                       -
AEP Desert Sky LP, LLC                                          (19,918)                       -
AEP Elmwood, LLC                                                   -                         12,722
AEP EmTech, LLC                                                  (7,562)                       -
AEP Energy Services, Inc.                                      (240,569)                       -
AEP Energy Svcs Gas Holding Company                             (20,570)                       -
AEP Fiber Venture, LLC                                          (27,883)                       -
AEP Gas Marketing LP                                             (3,815)                     84,070
AEP Gas Power GP, LLC                                           (18,822)                       -
AEP Holdings I CV                                                  -                          2,202
AEP Investments, Inc.                                            (4,061)                       -
AEP MEMCo, LLC                                                     -                         43,652
AEP Ohio C&I Retail Company, LLC                                    (26)                       -
AEP Ohio Retail Energy, LLC                                        -                          3,379
AEP Power Marketing, Inc.                                      (109,839)                    224,871
AEP ProServ, Inc.                                                (2,344)                     18,083
AEP ProServ Northeast                                              (846)                     22,524
AEP Pushan Power, LDC                                            (1,739)                       -
AEP Resources International, Ltd                                   (144)                       -
AEP Resources Project Management Company, Ltd                        (5)                       -
AEP Resources, Inc.                                            (875,798)                       -
AEP Retail Energy, LLC                                             (292)                       -
AEP T&D Services, LLC                                              (265)                       -
AEP Texas C&I Retail, GP, LLC                                      (192)                       -
AEP Texas C&I Retail, LP                                        (10,008)                     15,941
AEP Texas POLR, LLC                                                -                            108
C3 Networks GP, LLC                                                (479)                        722

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Item 7 (Continued)                                                                                   Page 8

                  Nonutility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                    for the Quarter Ended June 30, 2003
                                              (in thousands)

                                                      Maximum Borrowings                Maximum Loans
                                                  from Nonutility Money Pool      to Nonutility Money Pool
                                                 -----------------------------    --------------------------
C3 Communications, Inc.                               $   (66,219)                        $    -
CSW Development I, Inc.                                      -                                2,890
CSW Eastex LP I Inc                                        (5,683)                              473
CSW Energy, Inc.                                         (296,409)                             -
CSW Energy Services, Inc. (ESI)                           (32,459)                             -
CSW International, Inc.                                    (1,910)                             -
CSWE/Fort Luption, Inc.                                      -                                3,863
Dolet Hills Lignite Company, LLC                           (5,555)                           38,356
EnerShop, Inc.                                            (21,434)                                5
Houston Pipeline Company, LP                                 -                              160,724
Industry & Energy Associates, LLC                            -                               21,203
Jefferson Island Storage & Hub, LLC                          -                               17,998
LIG Chemical Company                                     (108,384)                              664
LIG Liquids, LLC                                             -                               35,910
LIG Pipeline Company                                          (42)                             -
LIG, Inc.                                                     (33)                             -
Louisiana Intrastate Gas Company, LLC                        -                              121,949
MidTexas Pipeline Company                                    -                                  148
Mutual Energy Service Company, LLC                         (3,768)                             -
Mutual Energy SWEPCo, LP                                   (1,475)                               34
Mutual Energy, LLC                                           -                               40,562
Newgulf Power Venture                                        -                               12,759
POLR Power, LP                                             (9,277)                             -
Rep General Partner, LLC                                     -                                7,620
Rep Holdco, Inc.                                             -                               69,355
Tuscaloosa Pipeline Company                                  -                                  913
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                                                        Interest Rate                Days Borrowed/Invested
                                                        -------------                ----------------------
Weighted Average Interest Rate for Borrowed Funds          2.1675%                                91
Weighted Average Interest Rate for Invested Funds          0.0000%                                 0
Net Weighted Average Interest Rate for Borrowed Funds      2.1675%                                91













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Item 7 (Continued)                                                                                       Page 9
                      Utility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                      for the Quarter Ended June 30, 2003
                                                (in thousands)

                                                  Maximum Borrowings                      Maximum Loans
                                               from Utility Money Pool                to Utility Money Pool
                                             -----------------------------         -----------------------------
AEP Generating Company                             $ (44,736)                                $  6,830
AEP Service Corporation                             (134,276)                                    -
AEP System Pool                                      (59,322)                                  93,677
AEP Texas Central Company                             (4,250)                                 116,936
AEP Texas North Company                              (10,507)                                  24,686
Appalachian Power Company                             (3,136)                                 387,640
Blackhawk Coal Company                                  -                                      14,717
Cedar Coal Company                                      -                                      12,259
Central Appalachian Coal Company                        -                                       1,650
Central Coal Company                                    -                                         774
Colomet Inc.                                          (2,341)                                    -
Columbus Southern Power Company                     (124,204)                                 113,748
Conesville Coal Prep Company                            -                                       2,815
Franklin Real Estate Company                            -                                         226
Indiana & Michigan Power Company                     (94,097)                                 272,898
Indiana Franklin Realty                                 -                                          39
Kentucky Power Company                              (133,351)                                    -
Kingsport Power Company                               (5,740)                                   3,375
Ohio Power Company                                  (362,860)                                    -
Public Service Company of Oklahoma                  (159,362)                                    -
Simco Inc.                                              -                                         292
Southern Appalachian Coal Company                       -                                       7,474
Southwestern Electric Power Company                 (112,426)                                  68,495
Wheeling Power Company                                (2,171)                                   4,949

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                                                        Interest Rate                  Days Borrowed/Invested
                                                        -------------                  ----------------------
Weighted Average Interest Rate for Borrowed Funds          2.1394%                                57
Weighted Average Interest Rate for Invested Funds          1.1193%                                34
Net Weighted Average Interest Rate for Borrowed Funds      0.7904%                                91

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                                                                     Page 10


     Item 8

     Listing of Form U-6B-2 statements filed with the SEC, including the name of the filing entity and the date of the filing.


       Filing                     Company                       Filing Date
       ------                     -------                       -----------
    U-6B-2         American Electric Power Company, Inc.      April 10, 2003
    U-6B-2         Appalachian Power Company                  May 8, 2003
    U-6B-2         Appalachian Power Company                  May 8, 2003
    U-6B-2         Kentucky Power Company                     May 8, 2003
    U-6B-2         Kentucky Power Company                     June 30, 2003


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                                                                                                                    Page 11


     Item 9

     The date, amount and payee of dividends out of capital or unearned surplus paid by all Nonutility Subsidiaries during the quarter.

           Dividend Paid by                 Date Paid            Amount                       Paid To
           ----------------                 ---------            ------                       -------
AEP Energy Services Ventures II, Inc.     June 30, 2003      $13,340,394      AEP Energy Services Gas Holding Company
                                                                              II, L.L.C.

Dolet Hills Lignite Company, LLC           May 23, 2003      $13,297,304      Southwestern Electric Power Company




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Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission's order dated December 18, 2002, permitting said Application-Declaration to become effective.

DATED:  August 29, 2003



BY:     AMERICAN ELECTRIC POWER COMPANY, INC.
        for itself and its subsidiaries




BY:   /s/ Geoffrey S. Chatas
----------------------------

Geoffrey S. Chatas
Treasurer